SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Power Generation Corporation
                   Parkwood Two, Suite 500
                  10055 Grogan's Mill Road
                  The Woodlands, TX  77380

     This certificate is notice that Entergy Power
Generation Corporation, a Delaware corporation (the
"Corporation"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Up to 155 shares of the
             Corporation's Class B common stock,
             no par value, issued to Entergy
             Global Investments, Inc.

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not applicable.

      4.     Rate of interest per annum of each
             security:
             Not applicable.

      5.     Date of issue, renewal or guaranty
             of each security:
             December 15, 2000

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Not applicable.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             $1,000,000 per share, for an
             aggregate purchase price not to
             exceed $155,000,000

     11.     Application of proceeds of each
             security:
             Used by the Corporation, in part, to
             repay outstanding indebtedness to
             Entergy Global Investments, Inc.,
             and to provide funds to be used to
             make investments from time to time
             in its indirect wholly-owned
             subsidiary Warren Power, LLC.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER GENERATION
                            CORPORATION

                            BY: /s/ Frederick F. Nugent
                                 Vice President

Date: January 5, 2001